Exhibit 12.1

Statement re: Computation of Ratios

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2013 through 2017 are as follows:

	Years Ended December 31,
(Millions)	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$2,991	$3,991	$4,234	$3,497	$2,937
Add back fixed charges	498	663	426	396	396
Income as adjusted ("earnings")	$3,489	$4,654	$4,660	$3,893	$3,333

Fixed charges:
Interest expense	$442	$604	$369	$334	$336
Portion of rents representative of interest factor	56	59	57	62	60
Total fixed charges	$498	$663	$426	$396	$396
Ratio of earnings to fixed charges	7.01	7.02	10.94	9.83	8.42